Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces a Change in the Special Meeting Date STAMFORD, Conn., Feb. 16, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced a change in the date of its special meeting (the "Meeting") to seek shareholder approval of a proposed arrangement (the "Arrangement") which involves, among other things, the continuation of the Company out of British Columbia, Canada and the concurrent domestication of the Company in the State of Delaware in the United States (the "Continuance"). On January 8, 2026, the Company announced its intention to hold the Meeting on or about February 23, 2026. As part of its ongoing planning process, the Company has decided to postpone the meeting in order to align the special meeting with its annual general meeting of shareholders, which is expected to be held during the second quarter of 2026. The Company believes that combining these meetings will promote greater shareholder participation, streamline the approval process and result in a more cost-effective and efficient use of resources. The Company will announce the date of the annual and special meeting subsequently in due course and will mail a management information circular (the "Information Circular") to its shareholders in advance of the Meeting. The Information Circular, including the plan of arrangement to be attached thereto, will be filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and with the SEC on Form 6-K on EDGAR at www.sec.gov/edgar. Additional details regarding the Arrangement and the Continuance will be set out in the Information Circular. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting- edge cultivation, extraction and production. Curaleaf is listed on the TSX under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "expects", "proposed", "is expected", "intends", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly, and without limitation, this news release contains forward- looking statements and information concerning the proposed Continuance of the Company from British Columbia, Canada, to the State of Delaware in the United States, including the timing of the Meeting of the shareholders of Curaleaf to consider and approve the Arrangement. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this news release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this news release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR+ profile at https://www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this news release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this news release. The TSX has not reviewed, approved or disapproved the content of this news release. Investor Contact Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com

SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-02-16-Curaleaf-Announces-a-Change-in-the-Special-Meeting-Date